Announcement, Perth, Australia
Change of name

PERTH, AUSTRALIA
27 October 2004

With effect from 27 October 2004, Orbital Engine Corporation
Limited has changed its name to Orbital Corporation Limited.

The Companys Australian Stock Exchange symbol OEC and OTC
Bulletin Board symbol OBTLY remain unchanged.




ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668